                           FOR:      Marisa Christina, Inc.

                           CONTACT:  Michael Lerner
                                     Chairman and Chief Executive Officer
                                     Melvin Hecht
                                     Chief Financial Officer
                                     (212) 221-5770
For Immediate Release
                                     Morgen-Walke Associates
                                     June Filingeri, Eric Boyriven, Andra Fogel
                                     (212) 850-5600


                 MARISA CHRISTINA REPORTS THIRD QUARTER RESULTS

      New York, New York, November 11, 1998 -- Marisa Christina, Incorporated (Nasdaq:MRSA) today reported results for the third quarter and nine-month period ended September 30, 1998.

      Net sales for the 1998 third quarter were $23.1 million compared with $28.4 million in the third quarter of 1997. The Company recognized one-time restructuring and asset impairment charges of $3.8 million and $16.5 million respectively, in the 1998 third quarter reflecting the previously announced resignations of Adrienne and Gianluigi Vittadini and the writedown of goodwill related to the purchase of Adrienne Vittadini Enterprises. As a result, the Company reported a net loss for the quarter of $13.1 million, $1.62 per diluted share, compared with net income of $633,739, or $0.08 per diluted share, in the same period a year ago. Excluding these charges, income for the quarter was $195,000, or $0.02 per diluted share.

      Net sales for the first nine months of 1998 were $56.4 million compared with $73.5 million in the same period a year ago. Including the one time charges, the net loss for the current nine-month period was $15.6 million, or $1.91 per diluted share, compared with net income of $1.6 million, or $0.19 per diluted share, in the same period last year. Excluding these charges, the loss for the first nine months of 1998 was $2.2 million, or $0.27 per diluted share.

      Michael Lerner, Chairman and Chief Executive Officer, commented: "With the management changes and restructuring actions behind us, we are now able to fully focus on returning our Company to profitability. We are especially encouraged by the fact that before the one time charges, we would have earned two cents per share for the third quarter. While we now expect revenues to amount to

[MORGEN-WALKE ASSOCIATES LETTERHEAD]   -MORE-

MARISA CHRISTINA REPORTS THIRD QUARTER RESULTS                            PAGE 2

approximately $77 million for the full year, we feel we are on track to approach breakeven in the 1998 fourth quarter."

      Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

      Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.


                            -Financial Table Follows-

                 MARISA CHRISTINA, INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                 Three Months Ended         Nine Months Ended
                                                    September 30,             September 30,
                                                  1998         1997         1998         1997
                                                --------     --------     --------     --------
Net sales                                       $ 23,064     $ 28,375     $ 56,364     $ 73,546

Cost of goods sold                                16,700       19,975       41,114       51,097
                                                --------     --------     --------     --------

     Gross profit                                  6,364        8,400       15,250       22,449

Selling, general and administrative expenses       6,792        7,726       19,583       21,512
Restructuring charge                               3,750         --          3,750         --
Asset impairment charges                          16,525         --         16,525         --
                                                --------     --------     --------     --------

     Operating earnings (loss)                   (20,703)         674      (24,608)         937

Other income, net                                    787          485        1,663        1,982

Interest expense, net                               (170)        (111)        (490)        (277)
                                                --------     --------     --------     --------

     Earnings (loss) before income
    tax expense (benefit)                        (20,086)       1,048      (23,435)       2,642

Income tax expense (benefit)                      (6,899)         414       (7,860)       1,043
                                                --------     --------     --------     --------

Net earnings (loss)                             $(13,187)    $    634     $(15,575)    $  1,599
                                                ========     ========     ========     ========

Net earnings (loss) per share:
   Basic                                        $  (1.62)    $   0.08     $  (1.91)    $   0.19
                                                ========     ========     ========     ========

   Diluted                                      $  (1.62)    $   0.08     $  (1.91)    $   0.19
                                                ========     ========     ========     ========


Weighted average shares outstanding                8,126        8,385        8,149        8,385
                                                ========     ========     ========     ========


                                      # # #